Mail Stop 3561

May 7, 2009

Mr. Thomas A. Williams
Chief Financial Officer
Reader's Digest Road
Pleasantville, New York 10570

> **Re: The Reader's Digest Association, Inc.**
> **Form 10-K for the year ended June 30, 2008**
> **Filed September 29, 2008**
> **File No. 001-10434**

Dear Mr. Williams:

We have reviewed your response letter dated April 30, 2009 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended June 30, 2008

Note 6. Goodwill

We note from your response to our prior comment ten that you are in the process of conducting an interim impairment test of all of the Company's reporting units as of the end of the third quarter of fiscal 2009. Upon completion, please provide us with the results of your most recent annual impairment analysis as of April 1, 2008 and your updated analysis performed during the third quarter of fiscal 2009.

Please note that assuming no impairment charges are determined to be required as a result of your updated impairment analysis, we would expect the Company to significantly expand the disclosures in its financial statements and MD&A to explain in detail the methods and assumptions used in the Company's impairment analysis for its goodwill and other intangible assets. Specifically, you may want to consider providing a quantitative and qualitative sensitivity analysis underlying the methodologies and assumptions that are more susceptible to changes and that could have a significant impact in the determination of the fair value of the Company's reporting units. We believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments. We believe that detailed rather than general disclosures regarding these risks and exposures would provide investors with the appropriate information to make this evaluation. We may have further comment upon review of your response.

Exhibit Index

1. We note that you have incorporated by reference Exhibits 10.1 and 10.2 to the Form 10-K. However, these filings do not include all of the schedules, exhibits and annexes listed in the table of contents of the agreements. All agreements must be filed in full and include all schedules, exhibits and annexes. Please refile the entire agreements, including all schedules, exhibits and annexes. Refer to Item 601(b)(10) of Regulation S-K.

2. Further, please confirm that you will file all exhibits in full and include all attachments, schedules, exhibits and annexes in future filings.

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You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters or Lauren Nguyen at (202) 551-3642 if you have any questions on legal matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE
(914) 244-7930